September 22, 2015

Securities and Exchange Commission

EDGAR Operations Branch

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Virtus Variable Insurance Trust

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on September 15, 2015, pertaining to the preliminary proxy statement on Schedule 14A that was filed by the Virtus Variable Insurance Trust (the “Registrant”) on behalf of Virtus International Series (the “Series”) on September 9, 2015. Where noted, changes, as applicable, have been made and incorporated into the proxy statement.

1.	Comment: Please either disclose how broker non-votes would be treated or supplementally explain why there will not be any broker non-votes.

Response: There will be no broker non-votes because (a) the insurance companies holding shares of the Series know the identity of each contract owner and (b) each insurance company will vote all of its shares of the Series held by a separate account in the same proportion (for, against or abstain) as those shares held by the separate account for which the insurance company receives timely instructions from persons entitled to give voting instructions (so-called “shadow voting”). We have revised the disclosure to this effect.

2.	Comment: Please supplementally explain why the Registrant is not required to notify shareholders of adjourned meetings.

Response: The By-laws of the Registrant state that “[w]hen any meeting of [s]hareholders is adjourned to another time or place, notice need not be given of the adjourned meeting at which the adjournment is taken, unless a new record date of the adjourned meeting is fixed or unless the adjournment is for more than sixty (60) days from the date set for the original meeting….” We have revised the disclosure to more precisely state this.

3.	Comment: Please disclose that the Subadvisory Agreement is attached as an exhibit.

Response: We have added the requested disclosure.

4.	Comment: Please disclose the rate of the investment advisory fee for the reference of shareholders in considering the new subadvisory fee rate of 50% of the net investment advisory fee.

Response: We have added the requested disclosure.

5.	Comment: Please reorganize and/or add subheadings to the investment strategy comparison chart in order to assist shareholders in comparing the two strategies.

Response: We have made the requested revisions.

6.	Comment: Disclose whether the Board of Trustees relied upon comparisons of the subadvisory fee to be paid under the proposal with the fees to be paid under other arrangements either of the proposed subadviser with other clients or of other investment advisers with similar clients.

Response: We have added the requested disclosure.

Securities distributed by VP Distributors, LLC

Securities and Exchange Commission
September 22, 2015

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc: Ann Flood